EXHIBIT 17.

Nick Shamy
362 av de Capri
514.575.0036

Nov 26, 2007

Marius Silvasan
CEO & Chairman
TelePlus World, Corp.

Dear Marius,

The purpose of this resignation letter is to inform you that I will be leaving my position as Director and Compensation Committee member of the Board of Directors, effective immediately. I have appreciated both being part of the TelePlus World team and the opportunities that have been provided to me.

Please let me know if I can be of assistance during the transition. Thank you. Sincerely,

/s/ Nick Shamy
Nick Shamy